vnu



06015088

RECEIVED

2006 JUL 12 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADR file nr. 82-2876

Press release

Date June 29, 2006

SUPPL

VNU RELEASES US GAAP FINANCIAL STATEMENTS FOR 2003-2005 AND FIRST QUARTER 2006

Haarlem, the Netherlands, June 29, 2006 – VNU, a leading global information and media company, today released its US GAAP Financial Statements for 2003-2005 and for the first quarter of 2006.

These Financial Statements can be found on the company's website, www.vnu.com.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Bruce Lee	New York	+1 646 654 8130
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU nv / Corporate Communications / Investor Relations

P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

www.vnu.com